UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

EXPLANATORY NOTE

Results for H1 2025

On September 2, 2025, GDEV Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the three and six months ended June 30, 2025. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 is attached to this Form 6-K as Exhibit 99.2.

Royal Ark

On September 2, 2025, the Company issued a press release regarding its partnership with its portfolio studio Royal Ark. A copy of this press release is attached to this Form 6-K as Exhibit 99.3.

Annual General Meeting Results

On September 2, 2025, the Company announced the results of the Company’s 2025 annual general meeting, which was held at the Company’s offices in Limassol, Cyprus on August 29, 2025. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1.Confirmation of Appointment of Auditors

To confirm the appointment of KPMG Somekh Chaikin (“KPMG”), as the Company’s auditors in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of the 2025 annual general meeting until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,207,829	6	0

2.Election of Directors

To re-elect the following independent Directors of the Company:

●	Marie Holive, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,196,583	11,252	0

●	Andrew Sheppard, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,196,733	11,102	0

●	Tal Shoham, Independent Director

The final voting results were as follows:

Votes For	Votes Against	Abstained
14,196,583	11,252	0

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 99.1, 99.2 and 99.3) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2025

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated September 2, 2025, announcing GDEV Inc. results for the three and six months ended June 30, 2025.

99.2	Unaudited interim condensed consolidated financial statements of GDEV Inc. for the three and six months ended June 30, 2025.

99.3	Press release, dated September 2, 2025, regarding GDEV Inc.’s partnership with its portfolio studio Royal Ark.